September 26, 2008
VIA FEDERAL EXPRESS

Heath D. Linsky
404-504-7691
hdl@mmmlaw.com
www.mmmlaw.com

Mr. Michael McTiernan
Special Counsel
Securities and Exchange Commission
100 F Street, NE, Main Filing Desk
Washington, DC 20549

Re:	Cole Credit Property Trust III, Inc.
Registration Statement on Form S-11
Filed February 19, 2008
File No. 333-149290
Dear Mr. McTiernan:
     On behalf of Cole Credit Property Trust III, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 originally filed with the Securities and Exchange Commission (the “Commission”) on February 19, 2008 (Registration No. 333-149290) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
The Amendment is being filed principally in response to comments of state regulators, as the Staff indicated after the filing of the Company’s Pre-Effective Amendment No. 2 that it did not have any further comments at that time.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Heath D. Linsky

Heath D. Linsky

cc: Christy T. O’Connor, Esq.